Pacific Select Fund NSAR 12-31-15
Exhibit 77H


Changes in Control of Registrant for Diversified Alternatives Portfolio:

On October 30, 2015, there was a change in control with respect to one series of the Registrant from an increase in Pacific Life Insurance Company's percentage ownership. This increase in ownership was a result of a purchase of shares held in the Diversified Alternatives Portfolio. Control is determined by 25% ownership in any fund.


Portfolio			        Date	        Percentage Ownership

Diversified Alternatives Portfolio   	October 29, 2015	 	  <25%
					October 30, 2015     and after    >25%